

January 27, 2011

Gerald J. Stubenhofer, Jr.
Senior Vice President, Chief Legal Officer and Secretary
GNC Acquisition Holdings Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

> **Re:** **GNC Acquisition Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 18, 2011**
> **File No. 333-169618**
>
> **General Nutrition Centers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 333-114396**

Dear Mr. Stubenhofer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Cover Page of Prospectus

1. If the selling stockholders will include your affiliates, then please disclose such fact here and in "Prospectus Summary—The Offering."

Prospectus Summary, page 1

Our Company, page 1

2. Please clarify in the second paragraph, first sentence that your assertion is based on information you compiled based on information in the filings of your primary

competitors. In the second paragraph, third sentence, please also clarify the meaning of your assertion that you are "a category leader in innovation."

3. We note your response to comment 17 in our letter dated October 28, 2010. However, the market opportunity language continues to overwhelm the depiction your business. Please balance the summary discussion with the *specific* risks that you face. For example, when discussing your competitive strengths, also disclose the risk that your substantial debt could place you at a competitive disadvantage compared to your competitors that have less debt, which you describe on page 15.

The Sponsors, page 4

4. Please briefly describe how the Sponsors acquired their shares of common stock. Also disclose in tabular format in this subsection or under a separate heading in "Summary" any payments, compensation or the value of any equity that each of your Sponsors, directors or executive officers received or will receive in connection with the offering, including from:

- dividends on your common or preferred stock;

- equity awards granted or vested in connection with the offering; and

- any proceeds of this offering.

Market & Industry Information, page 6

5. Please revise the last two sentences of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

The Offering, page 7

6. We note your response to comment 18 in our letter dated October 28, 2010. Please disclose in this subsection the conversion rights associated with the Class A common stock and the Class B common stock.

Summary Consolidated Financial Data, page 9

7. Please tell us why net cash provided by (used in) operating activities and net cash provided by (used in) financing activities do not agree with amounts stated in the statements of cash flows on page F-8 or revise as appropriate. Any revisions should also be made to Selected Consolidated Financial Data on page 39.

Risk Factors, page 13

Risks Relating to Our Business and Industry, page 13

We may be unable to successfully expand…, page 25

8. Please clarify whether the expansion into China is part of your retail operations or your franchising operations. We note that this risk factor implies that the expansion is part of your retail operations, but the discussion of your operating income on page 47 classifies the start-up expenses related to your operations in China as part of your franchising operations.

Use of Proceeds, page 36

9. Please identify the persons or class of persons that hold your outstanding shares of Series A preferred stock. If any such persons are affiliates, then please disclose the amount of Series A preferred stock that will be redeemed from each affiliate.

Capitalization, page 37

10. Please tell us if you consider the Series A preferred stock held by your subsidiary to be outstanding and if amounts were eliminated in consolidation. It appears that outstanding Series A preferred stock is inconsistent with the information disclosed in the first paragraph on page 139.

Dilution, page 38

11. We note your response to comment 26 in our letter dated October 28, 2010. Please tell us why the net tangible book deficit and net tangible book deficit per share amounts do not equal amounts included in the computation provided to us.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 44

12. We note your response to comment 29 in our letter dated October 28, 2010 and the revisions to your disclosure in the analysis and discussion of revenues for the nine month periods. Please provide similar disclosures for the annual periods presented or tell us why quantification of same store sales and sales attributable to new store openings and franchise store acquisitions are not meaningful to investors.

Business, page 67

Properties, page 85

13. Please file the agreements governing the leases of your two manufacturing facilities, three distribution centers and corporate headquarters described in the first paragraph on page 87, or explain to us why you do not believe such agreements are "material leases." See Item 601(b)(10)(ii)(D) of Regulation S-K.

Legal Proceedings, page 87

14. Rather than referring to the notes to your financial statements, please include in this section the disclosure required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto and quantify the relief sought. Also include any proceedings required to be disclosed pursuant to Instruction 5 to Item 103 of Regulation S-K.

Executive Compensation, page 102

15. Please provide the executive compensation disclosure with respect to your fiscal year ended December 31, 2010 and allow us sufficient time to review such disclosure before requesting acceleration of effectiveness of the registration statement.

Compensation Discussion and Analysis, page 102

Amended and Restated 2007 Stock Plan, page 105

16. Please clarify in the first paragraph whether you intend to adopt the Amended Plan before or after the completion of the offering.

Principal and Selling Stockholders, page 131

17. We note your response to comment 52 in our letter dated October 28, 2010. Please disclose in footnote 10 the natural person(s) who have sole or shared voting or investment power over OTPP. If such persons are the nine persons on OTPP's board of directors, then please identify such nine individuals. For further guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

18. For each selling stockholder, other than a Sponsor, please disclose in the related footnote how such selling stockholder acquired the shares that it is selling.

Certain Relationships and Related Transactions, page 134

19. Please update the amount of the related party transactions as of December 31, 2010.

Stockholders Agreements, page 134

20. We note that, based on your inclusion in "Item 16(A). Exhibits" of Exhibits 4.9 and 4.10, you intend to file a form of second amended and restated stockholders agreement among you, Ares, OTPP and other stockholders party thereto as Exhibit 4.9 and a form of stockholders agreement among you, Ares and OTPP as Exhibit 4.10. Please clarify to us whether the disclosure included in the second through third paragraphs of this section refer to the agreement you intend to file as Exhibit 4.9 or Exhibit 4.10. Please also briefly explain to us how Exhibits 4.9 and 4.10 will be different from each other and disclose the material terms of both agreements in this section and throughout the prospectus, as applicable.

Description of Capital Stock, page 138

Preferred Stock, page 139

21. We note your response to comment 14 in our letter dated October 28, 2010. Because 62,833 shares of your Series A preferred stock will continue to be held by General Nutrition Centers, Inc. after the completion of the offering, please discuss in this section the rights associated with your Series A preferred stock. See Items 202(a)(4) of Regulation S-K.

Consolidated Balance Sheets, page F-5

22. Please revise to correct the number of shares of preferred stock authorized for issuance and revise the number of issued and outstanding shares of preferred stock and Class A common stock to reflect treasury stock. Please also disclose shares issued and shares outstanding at each balance sheet date.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-11

Earnings Per Share, page F-18

23. We note your response to comments 68 and 78 in our letter dated October 28, 2010. Please tell us your basis in GAAP for recording special dividends paid on the class B common stock in other selling, general and administrative expenses rather than retained earnings. Please also tell us how management assessed the nature of special dividend payments in determining the appropriate classification. In addition, please tell us why the class B common stock does not meet the definition of a participating security and why the securities should not be included in the computation of basic earnings per share using

the two-class method. Please be sure to discuss your consideration of the guidance in ASC 260-10-45-59A through ASC 260-10-45-70.

Note 4. Inventories, Net, page F-23

24. We note your response to comment 70 in our letter dated October 28, 2010. Please tell us how you considered the guidance in ASC 330-10-S99-2 in your presentation of the reserve for obsolescence.

Note 18. Stock-Based Compensation Plans, page F-46

Stock Options, page 45

25. We note your response to comment 76 in our letter dated October 28, 2010. Please disclose the fair value of the Class A common stock used in your Black-Scholes valuation for the 2007 successor and predecessor periods.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Item 16(A). Exhibits, page II-3

26. We note your response to comment 81 in our letter dated October 28, 2010. Please revise the description for Exhibit 10.29 to state, if correct, that it is included in the documents incorporated into the registration statement as Exhibit 10.28, instead of Exhibit 10.26. Please also make a similar revision to the Exhibit Index.

Item 16(b). Financial Statement Schedule, page II-7

Schedule II – Valuation and Qualifying Accounts, page II-7

27. We note your response to comment 83 in our letter dated October 28, 2010. Please explain to us why reductions in anticipated losses due to a reduction in inventory or an improvement in the aging and movement of inventory are not equivalent to recognizing a recovery of market value prior to sale or disposition of the inventory.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Philippa M. Bond
       Proskauer Rose LLP